OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities and Exchange Act of 1934
(Amendment No. 2)

Novastar Financial, Inc.
Name of Issuer

Common Stock ($.01 par value per share)
Title of Class of Securities

CUSIP Number 669947400

Barry Igdaloff
PO Box 317
Blacklick, Ohio 43004, 614-939-0166
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

None
Date of Event which Requires Filing of this Statement

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).



1	Name of Reporting Person	Barry Igdaloff

2	If a member group		a)	/    /
					b)	/   /

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		7,677,463
Beneficially
Owned By Each		8	Shared Voting		0
Reporting Person
With			9	Sole Dispositive	7,677,463

			10	Shared Dispositive	0

11	Aggregate Amount Beneficially owned	7,677,463

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  8.39	 %

14	Type of Reporting Person			IA




Item	1.	Security and Issuer

		Novastar Financial, Inc.
		Common Stock
		Par Value .01  CUSIP 669947400

		Novastar Financial, Inc.
		2114 Central, Suite 600
		Kansas City, Missouri 64108
		816 237-7000

Item	2.	Identity and Background

Barry Igdaloff

a)	Barry Igdaloff
b)	2480 Colts Neck Road
	Blacklick, Ohio 43004

c)	Present principal occupation- Investment Advisor
	Rose Capital
        2480 Colts Neck Road
	Blacklick, Ohio 43004

d)	Barry Igdaloff has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Barry Igdaloff  has not been party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	U.S.A.




Item 	3.	Source and Amount of Funds or Other Consideration

Item 3. is hereby amended to add the following:


887,795 shares were acquired in open market purchases for a total of $382,578 since the last amended 13D filed on 11/14/11. All such shares were purchased with personal funds for investment purposes. No purchases were made in last 60 days. All such shares were purchased by clients of Rose Capital.



Item	5.	Interest in Securities of the Issuer

Item 5. is hereby amended and restated to read as follows:

The outstanding Common Shares of the Issuer is 91,479,519 as of April 22, 2015.

(a)(b) The aggregate owned by the reporting party is 7,677,463 shares or 8.39% of the outstanding shares.
Included in this total is 3,169,568 shares owned by investment advisory clients of Mr. Igdaloff. Mr. Igdaloff has been granted voting and dispositive power for these shares.





Signature	After reasonable inquiry and to the best of my knowledge
		and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:		April 22, 2015


/s/
Barry Igdaloff